SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ____________
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 38)
_____

LIMITED BRANDS, INC.
(Name of Issuer)

Common Stock, $0.50 Par Value	532716-10-7
(Title of class of securities)	(CUSIP number)

Raymond O. Gietz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

September 8, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 532716-10-7	13D	Page 2

1		NAME OF REPORTING PERSON:	Leslie H. Wexner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	27,900,351
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	23,536,478
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	29,328,329
PERSON WITH	10	SHARED DISPOSITIVE POWER:	23,536,478
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 52,864,807
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.3%
14		TYPE OF REPORTING PERSON:	IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 3

1		NAME OF REPORTING PERSON:	Abigail S. Wexner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	11,196,541
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	11,196,541
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,196,541
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[x]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%
14		TYPE OF REPORTING PERSON:	IN
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 4

1		NAME OF REPORTING PERSON:	Wexner Personal Holdings Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	4,892,608
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	4,892,608
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,892,608
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%
14		TYPE OF REPORTING PERSON:	CO
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 5

1		NAME OF REPORTING PERSON:	Cyprus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	2,875,491
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,875,491
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,875,491
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%
14		TYPE OF REPORTING PERSON:	OO
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 6

1		NAME OF REPORTING PERSON:	Dogwood Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	2,875,491
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,875,491
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,875,491
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%
14		TYPE OF REPORTING PERSON:	OO
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 7

1		NAME OF REPORTING PERSON:	The Linden Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	9,464,446
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	9,464,446
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 9,464,446
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.9%
14		TYPE OF REPORTING PERSON:	OO
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 8

1		NAME OF REPORTING PERSON:	The Wexner Children’s Trust II
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Ohio
NUMBER OF SHARES	7	SOLE VOTING POWER:	478,115
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	478,115
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 478,115
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14		TYPE OF REPORTING PERSON:	OO
SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 38 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 36 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Wexner Personal Holdings Corporation, Cyprus Trust, Dogwood Trust, The Linden Trust, and The Wexner Children’s Trust II (collectively, the “Purchasers”), with respect to the common stock, $0.50 par value per share (the “Common Stock”), of Limited Brands, Inc. (the “Company”).

Item 2.	Identity and background.

Item 2 is amended as follows:

The Wexner Children’s Trust II is a trust organized under the laws of Ohio.  The principal business of the trust is investments, and the principal business address of the trust is 8000 Walton Parkway, New Albany, Ohio 43054.  Abigail S. Wexner is the trustee of the trust.  During the last five years neither The Wexner Children’s Trust II Trust nor Abigail S. Wexner has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.  Other information required by Item 2 of Schedule 13D with respect to Abigail S. Wexner has been reported previously.

The Concierge Trust, Whitebarn GRAT, and The Acorn Trust each have ceased to be a Purchaser since each no longer beneficially owns any shares of Common Stock.

An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows:

Item 6 of this Amendment No. 38 to Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

Item 5(c) of this Amendment No. 38 to Schedule 13D is incorporated herein by reference, and such sales were made for estate planning purposes.

Item 5.	Interest in Securities of the Issuer.

(a)           The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 38 are incorporated herein by reference.  As of September 8, 2010, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 322,778,842, being based on the number of shares outstanding as of August 27, 2010 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2010), as determined in accordance with Rule 13d-3.

Person	Number of Shares	Percent of Class
Leslie H. Wexner	52,864,807 (1)(3)(4)(5)(6)(7)(8)(9)(10)	16.3%
Abigail S. Wexner	11,196,541 (2)(5)(8)(10)	3.5%
Wexner Personal Holdings Corporation	4,892,608 (3)	1.5%
The Concierge Trust	0 (4)	-
Whitebarn GRAT	0 (5)	-
The Acorn Trust	0 (6)	-
Cyprus Trust	2,875,491 (7)	0.9%
Dogwood Trust	2,875,491 (8)	0.9%
The Linden Trust	9,464,446 (9)	2.9%
The Wexner Children’s Trust II	478,115 (10)	0.1%
______________________________

(1)
Includes:  1,427,978 shares held in Limited Brands Savings and Retirement Plan for Mr. Wexner’s account (as of August 31, 2010) over which Mr. Wexner exercises dispositive but not voting control; and 1,922,058 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner.  Also includes 7,842,935 shares (including 2,192 shares issuable within approximately 60 days upon exercise of outstanding options) beneficially owned by Abigail S. Wexner, Mr. Wexner’s wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition.

(2)
Includes 2,192 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner.  The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner.  Excludes 42,146,381 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner’s husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3)	Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(4)	Power to vote or direct the disposition of the 0 shares held by Leslie H. Wexner as the sole trustee of The Concierge Trust.

(5)	Power to vote or direct the disposition of the 0 shares held by Whitebarn GRAT may be deemed to be shared by Leslie H. Wexner and its two trustees, Abigail S. Wexner and Dennis S. Hersch.

(6)	Power to vote or direct the disposition of the 0 shares held by The Acorn Trust may be deemed to be shared by Leslie H. Wexner and Dennis S. Hersch, who is the sole trustee.

(7)	Power to vote or direct the disposition of the 2,875,491 shares held by Cyprus Trust may be deemed to be shared by Leslie H. Wexner and Dennis S. Hersch, who is the sole trustee.

(8)	Power to vote or direct the disposition of the 2,875,491shares held by Dogwood Trust may be deemed to be shared by Leslie H. Wexner and its two trustees, Abigail S. Wexner and Dennis S. Hersch.

(9)	Power to vote or direct the disposition of the 9,464,446 shares held by The Linden Trust may be deemed to be shared by Leslie H. Wexner and Dennis S. Hersch, who is the sole trustee.

(10)	Power to vote or direct the disposition of the 478,115 shares held by The Wexner Children’s Trust II may be deemed to be shared by Leslie H. Wexner and its trustee, Abigail S. Wexner.

(b)           The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 38 and (ii) Item 5(a) hereof are incorporated herein by reference.

(c)           In addition to the transactions described in Item 6 of this Amendment No. 38 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transaction in the Common Stock:

Person	Date of Transaction	Amount of Securities	Price per Share	Where and How Effected

The Wexner Children’s Trust II	09/08/2010	2,000,000 shares	$25.37	sale to broker-dealer

Cyprus Trust	09/08/2010	1,250,000 shares	$25.37	sale to broker-dealer

Dogwood Trust	09/08/2010	1,250,000 shares	$25.37	sale to broker-dealer

(d), (e):  Not Applicable

Furthermore, as of September 8, 2010, Dennis S. Hersch beneficially owned 33,550 shares of the Common Stock, which includes 33,011 shares that could be issuable within approximately 60 days upon conversion of outstanding stock units held by Mr. Hersch following his termination of service as a director of the Company.  Mr. Hersch was credited under a Company plan with 572 stock units on August 2, 2010, for service as a director of the Company.  Mr. Hersch’s beneficial ownership represents less than 0.1% of the outstanding shares of Common Stock.  Mr. Hersch has sole power to vote and dispose, or direct the vote and disposition, of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended as follows:

Item 2 of this Amendment No. 38 to Schedule 13D is incorporated herein by reference.

On December 28, 2009, The Concierge Trust transferred 168,561 shares of Common Stock in accordance with the trust to Leslie H. Wexner without consideration in exchange.

On February 12, 2010, Whitebarn GRAT transferred 126,501 shares of Common Stock in accordance with the trust to Abigail S. Wexner without consideration in exchange.

On April 12, 2010, The Acorn Trust transferred 2,202,953 shares of Common Stock in accordance with the trust to Leslie H. Wexner without consideration in exchange.

On April 21, 2010, Cyprus Trust transferred 874,509 shares of Common Stock in accordance with the trust to Leslie H. Wexner without consideration in exchange.

On April 21, 2010, Dogwood Trust transferred 874,509 shares of Common Stock in accordance with the trust to Abigail S. Wexner without consideration in exchange.

On June 9, 2010, Leslie H. Wexner transferred 2,478,115 shares of Common Stock to The Wexner Children’s Trust II without consideration in exchange.

Leslie H. Wexner, Abigail S. Wexner and certain of the other Purchasers maintain margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of Common Stock, are pledged as collateral security for the repayment of debit balances, if any, in the accounts.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Cyprus Trust, Dogwood Trust, The Linden Trust, and The Wexner Children’s Trust II, dated September 8, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2010
/s/ Leslie H. Wexner
Leslie H. Wexner

/s/ Abigail S. Wexner
Abigail S. Wexner

WEXNER PERSONAL HOLDINGS CORPORATION

	By:	/s/ Leslie H. Wexner
		Name:	Leslie H. Wexner
		Title:	President

CYPRUS TRUST

	By:	/s/ Dennis S. Hersch
Dennis S. Hersch, Trustee

DOGWOOD TRUST

	By:	/s/ Dennis S. Hersch
Dennis S. Hersch, Trustee

THE LINDEN TRUST

	By:	/s/ Dennis S. Hersch
Dennis S. Hersch, Trustee

THE WEXNER CHILDREN’S TRUST II

	By:	/s/ Abigail S. Wexner
Abigail S. Wexner, Trustee

EXHIBIT INDEX

Exhibit No.

Exhibit 1
Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Cyprus Trust, Dogwood Trust, The Linden Trust, and The Wexner Children’s Trust II, dated September 8, 2010

Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the common stock, par value $0.50 per share, of Limited Brands, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 8, 2010
/s/ Leslie H. Wexner
Leslie H. Wexner

/s/ Abigail S. Wexner
Abigail S. Wexner

WEXNER PERSONAL HOLDINGS CORPORATION

	By:	/s/ Leslie H. Wexner
		Name:	Leslie H. Wexner
		Title:	President

CYPRUS TRUST

	By:	/s/ Dennis S. Hersch
Dennis S. Hersch, Trustee

DOGWOOD TRUST

	By:	/s/ Dennis S. Hersch
Dennis S. Hersch, Trustee

THE LINDEN TRUST

	By:	/s/ Dennis S. Hersch
Dennis S. Hersch, Trustee

THE WEXNER CHILDREN’S TRUST II

By:	/s/ Abigail S. Wexner
Abigail S. Wexner, Trustee